UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---                ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

[ASUR LOGO -- OMITTED]                                 In the United States

                                                        Breakstone & Ruth
                                                          International

                                                         Susan Borinelli
                                                         (646) 536-7018
                                                  SBorinelli@breakstoneruth.com



                         ASUR ANNOUNCES CEO RESIGNATION
                   CHAIRMAN OF THE BOARD TO ACT AS INTERIM CEO

Mexico City, June 3rd, 2003 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced the resignation of its CEO, Mr. Frantz Guns to pursue other interests. Mr. Guns served as Chief Executive Officer since March of 2000, and has agreed to stay at the Company until the end of June 2003.

The Board of Directors appointed Kjeld Binger, current Chairman of the Board of Directors, as ASUR's interim President and Chief Executive Officer, effective immediately, while a search is undertaken for a successor to Mr. Guns. Mr. Binger has served on ASUR's Board of Directors since ASUR's inception and was appointed Chairman of the Board on March 20, 2001. He has been a Vice-President of Copenhagen Airports since 1996. Currently, Mr. Binger is the CEO of Copenhagen Airport Development International and a member of the management board of Copenhagen Airports. He has been involved in several international bidding processes regarding privatization of airports and he was also involved in ASUR's bidding process. Mr. Binger will be relocating to Mexico City from Copenhagen, where he will reside during his tenure as ASUR's interim CEO.

The Board of Directors wishes to express its gratitude to Mr. Guns in recognition of his outstanding integrity and professionalism as CEO of the Company for more than three years.

Conference Call:

ASUR will host a conference call today, Tuesday, June 3rd, 2003 at 10:30am EST, 9:30am Mexico City time.

Dial in number (US callers): 888-339-2688 Dial in number (international callers): 617-847-3007
Access Code:  28357802

A replay of this conference call will be available starting Tuesday, June 3rd, at 12:30 PM US EST, until midnight EST on Sunday, June 8, 2003.

Dial-in number (US participants): 888-286-8610 Dial-in number (International participants): 617-801-6888
Access Code:  50767326

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

                                      ENDS

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:      /s/ ADOLFO CASTRO RIVAS
                                      -------------------------------
                                              Adolfo Castro Rivas
                                              Director of Finance

Date: June 3, 2003